   As filed with the Securities and Exchange Commission on October 16, 2003.
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ---------

                                    FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(B) OR 12(G) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                          Southern Energy Homes, Inc.
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             (Exact name of registrant as specified in its charter)

              Delaware                                   63-1083246
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       (State of Incorporation)            (I.R.S. Employer Identification No.)

144 Corporate Way, Addison, Alabama                        35540
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(Address of principal executive offices)                 (Zip Code)


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If this Form relates to the               If this Form relates to the
registration of a class of securities     registration of a class of securities
pursuant to Section 12(b) of the          pursuant to Section 12(g) of the
Exchange Act and is effective             Exchange Act and is effective
pursuant to General Instruction           pursuant to General Instruction
A.(c), please check the following         A.(d), please check the following
box.  [ ]                                 box. [X]


Securities Act Registration Statement File Number to which this Form relates:
Not Applicable (if applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class                              Name of Each Exchange on Which
to be so Registered                              Each Class is to be Registered

      None                                                Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act:

                        Preferred Stock Purchase Rights
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                                (Title of Class)


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                                (Title of Class)

ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         On October 10, 2003, the Board of Directors of Southern Energy Homes, Inc. (the "Company") declared a dividend of one preferred stock purchase right (a "Right") for each outstanding share of common stock, par value $.0001 per share, of the Company (the "Common Shares"). The dividend is payable on November 3, 2003 (the "Record Date") to the stockholders of record on that date. The description and terms of the Rights are set forth in an Agreement (the "Agreement") between the company and EquiServe Trust Company, N.A. as Rights Agent (the "Rights Agent").

         Each Right entitles the registered holder to purchase from the Company one unit consisting of one one-thousandth (1/1000) of a share of the Company's Series A Junior Participating Preferred Stock, $.0001 par value (the "Preferred Stock"), at a price of $25.00 per one one-thousandth of a Preference Share (the "Purchase Price"), subject to adjustment.

         The following summary of the principal terms of the Agreement is a general description only and is subject to the detailed terms and conditions of the Rights Agreement. A copy of the Rights Agreement is included as Exhibit 4.1 to this Registration Statement and is incorporated herein by reference.

RIGHTS EVIDENCED BY COMMON STOCK CERTIFICATES

           The Rights will not be exercisable until the Distribution Date (defined below). Certificates for the Rights ("Rights Certificates") will not be sent to shareholders and the Rights will attach to and trade only together with the Common Stock. Accordingly, certificates representing shares of Common Stock outstanding on the Record Date will evidence the Rights associated with such shares of Common Stock, and Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender or transfer of any certificates representing shares of Common Stock outstanding as of the Record Date, even without notation or a copy of the Summary of Rights being attached thereto, also will constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

DISTRIBUTION DATE

           The Rights will be separate from the Common Stock, Rights Certificates will be issued and the Rights will become exercisable upon the "Distribution Date," which is the earlier of (a) 10 days following a public announcement that a person or group of affiliated or associated persons ("Acquiring Person") have acquired beneficial ownership of 15% or more of the outstanding Common Shares; or (b) 10 business days (or such later date as may be determined by action of the Board of Directors of the Company prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Common Shares.

         As soon as practicable following the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will thereafter evidence the Rights.

ISSUANCE OF RIGHTS CERTIFICATES; EXPIRATION OF RIGHTS

         As soon as practicable following the Distribution Date, a Rights Certificate will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date and such separate Rights Certificate alone will evidence the Rights from and after the Distribution Date. The Rights will expire on the earliest of (i) October 10, 2013, (the "Final Expiration Date"), or (ii) redemption or exchange of the Rights as described below.

INITIAL EXERCISE OF THE RIGHTS

         Following the Distribution Date, and until the redemption or exchange described below, holders of the Rights will be entitled to receive, upon exercise and the payment of the Purchase Price, one one-thousandth share of the Preferred Stock. In the event that the Company does not have sufficient Preferred Stock available for all Rights to be exercised, or the Board of Directors decides that such action is necessary and not contrary to the interests of Rights holders, the Company may instead substitute cash, assets or other securities for the Series A Preferred Stock for which the Rights would have been exercisable under this provision or as described below.

RIGHT TO BUY COMPANY COMMON STOCK

         Unless the Rights are earlier redeemed, in the event that an Acquiring Person obtains 15% or more of the Company's then outstanding shares of Common Stock, each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive upon exercise that number of Common Shares (or, under certain circumstances, an economically equivalent security such as the Preferred Stock) having a market value of two times the exercise price of the Right.

         For example, at an exercise price of $25.00 per Right, if any person becomes an Acquiring Person after the Rights Dividend Declaration Date, each Right not owned by such Acquiring Person (or by certain related parties) would entitle its holder to purchase $50.00 worth of Common Stock (or other consideration, as noted above) for $25.00. Assuming for the purpose of this example that the Common Stock had a per share value of $5.00 at such time, the holder of each valid Right would be entitled to purchase 10 shares of Common Stock for $25.00.

         Existing holdings of 15% or more of the Company's Common Shares by persons who are deemed to own directly such shares will not cause the Rights to be exercisable, or entitle the holders of Rights to purchase additional shares of the Company or any other entity, unless such holder acquires additional shares. Also, existing holdings of 15% or more of the Company's Common Stock by persons who are deemed to own indirectly such shares will not cause the rights to be exercisable, or entitle the holders of Rights to purchase additional shares of the Company or any other entity, unless such holder acquires additional shares or converts any of such holder's holdings from indirect to direct beneficial ownership.

RIGHT TO BUY ACQUIRING COMPANY STOCK

         Similarly, unless the Rights are earlier redeemed, in the event that, after an Acquiring Person obtains 15% or more of the Company's then outstanding shares of Common Stock, (i) the Company is acquired in a merger or other business combination transaction, or (ii) 50% or more of the Company's consolidated assets or earning power are sold (other than in transactions in the ordinary course of business), proper provision must be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the Purchase Price.

REDEMPTION

         At any time on or prior to the tenth day (or such later date as may be determined by the Company's Board of Directors) after public announcement that a person or group has acquired beneficial ownership of 15% or more of the Company's Common Stock, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

EXCHANGE

         At any time after any person or group becomes an Acquiring Person, and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by the Acquiring Person, which will have become void), in whole or in part, at an exchange ratio of one Common Share, or one one-thousandth of a share of Preferred Stock (subject to adjustment).

ADJUSTMENTS TO PREVENT DILUTION

         The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution in the event of stock dividends, stock splits, reclassifications, or certain distributions with respect to the Preferred Stock. The number of outstanding Rights and the number of one one-thousandths of a share of Preferred Stock issuable upon exercise of each Right are also subject to adjustment if, prior to the Distribution Date, there is a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Stock will be issued (other than fractions which are integral multiples of one one-thousandth of a share of Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading day prior to the date of exercise.

 CASH PAID INSTEAD OF ISSUING FRACTIONAL SHARES

           No fractional shares of Common Stock will be issued upon exercise of a Right and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.

NO STOCKHOLDERS RIGHTS PRIOR TO EXERCISE

         Rights do not have any voting rights. Until a Right is exercised, the holder will have no rights as a stockholder of the Company.

AMENDMENT OF RIGHTS AGREEMENT

         The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to lower certain thresholds described above to not less than the greater of (i) the sum of .001% and the largest percentage of the outstanding Common Shares then known to the Company to be beneficially owned by any person or group of affiliated or associated persons and (ii) 10%, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

RIGHTS AND PREFERENCES OF THE PREFERRED STOCK

         Each one-thousandth share of Preferred Stock purchasable upon exercise of each Right should, because of the nature of the Preferred Stock's dividend, liquidation and voting rights, have rights and preferences substantially equivalent to those of one Common Share.

         Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 1000 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Stock will be entitled to a minimum preferential liquidation payment of $1000 per share but will be entitled to an aggregate payment of 1000 times the payment made per Common Share. Each share of Preferred Stock will have 1000 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each share of Preferred Stock will be entitled to receive 1000 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

ANTI-TAKEOVER EFFECTS

         The Rights approved by the Board of Directors are designed to protect and maximize the value of the outstanding equity interests in the Company in the event of an unsolicited attempt by an acquirer to take over the Company in a manner or on terms not approved by the Board of Directors. Takeover attempts frequently include coercive tactics to deprive a company's board of directors and its stockholders of any real opportunity to determine the destiny of such company. The Rights have been declared by the Board of Directors in order to deter such tactics, including a gradual accumulation of shares in the open market of 15% or greater position to be followed by a merger or a partial or two-tier tender offer that does not treat all stockholders equally. These tactics often unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares.

         The Rights are not intended to prevent a takeover of the Company. Subject to the restrictions described above, the Rights may be redeemed by the Company at $0.001 per Right at any time on or prior to the tenth day following the Distribution Date, and therefore the Rights should not interfere with any merger or business combination approved by the Board of Directors. Thus, the Rights are intended to encourage persons who may seek to acquire control of the Company to initiate such an acquisition through negotiations with the Board of Directors.

          However, the effect of the Rights may be to render more difficult or discourage a third party from making a partial tender offer or otherwise attempting to obtain a substantial equity position in the equity securities of, or seeking to obtain control of, the Company. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms or in a manner not approved by the Company's Board of Directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights. To the extent any potential acquirors are deterred by the Rights, the Rights may have the effect of preserving incumbent management in office.

         Issuance of the Rights does not weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights themselves has no dilutive effect, will not affect reported earnings per share, should not be taxable to the Company or to its stockholders, and will not change the way in which the Company's shares are presently traded. The Company's Board of Directors believes that the Rights represent a sound and reasonable means of addressing the complex issues of corporate policy raised by takeover measures.

FURTHER INFORMATION

         This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Agreement, a copy of which is included as Exhibit 4.1 to this Registration Statement on Form 8-A and which is hereby incorporated herein by reference.

ITEM 2 EXHIBITS.

Exhibit No.     Description

* 3.1           Certificate of Incorporation of the Company, as amended, filed as Exhibit 3.1 to the Registration Statement on Form S-3, Registration No. 333-32933, and incorporated herein by reference.

* 3.2           By-Laws of the Company, filed as Exhibit 3.2 to the Registration Statement on Form S-1, Registration No.
                33-57420, and incorporated herein by reference.

  3.3           Certificate of Designation of Rights of Series A Junior Participating Preferred Stock of Southern Energy
                Homes, Inc.

* 4.1           Rights Agreement, dated as of October 10, 2003, between the Company and EquiServe Trust Company, N.A., which includes the form of Certificate of Designations setting forth the terms of the Series A Junior
                Participating Preferred Stock as Exhibit A, form of Right Certificate as Exhibit B and the Summary of
                Rights to Purchase shares of Preferred Stock as Exhibit C, filed as Exhibit 4.1 the Report on Form 8-K dated
                October 10, 2003 (date of first event reported) filed October 16, 2003, and incorporated herein by reference.


*       Incorporated by reference, as indicated.

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 16, 2003


                                       SOUTHERN ENERGY HOMES, INC.


                                       By: /s/ Keith O. Holdbrooks
                                          ------------------------------------
                                          Keith O. Holdbrooks
                                          President and Chief Executive Officer

                               INDEX TO EXHIBITS


Exhibit No.     Description                                                                                             Page No.

* 3.1           Certificate of Incorporation of the Company, as amended, filed as Exhibit 3.1 to the Registration Statement on Form S-3, Registration No. 333-32933, and
                incorporated herein by reference.

* 3.2           By-Laws of the Company, filed as Exhibit 3.2 to the Registration Statement on
                Form S-1, Registration No. 33-57420, and incorporated herein by reference.

  3.3           Certificate of Designation of Rights of Series A Junior Participating Preferred
                Stock of Southern Energy Homes, Inc. .................................................................    E-1

* 4.1           Rights Agreement, dated as of October 10, 2003, between the Company and EquiServe
                Trust Company, N.A., which includes the form of Certificate of Designations setting forth the terms of the Series A Junior Participating Preferred Stock as Exhibit A,
                form of Right Certificate as Exhibit B and the Summary of Rights to Purchase shares of Preferred Stock as Exhibit C, filed as Exhibit 4.1 the Report on Form 8-K dated
                October 10, 2003 (date of first event reported) filed October 16, 2003, and incorporated herein by reference.


*       Incorporated by reference, as indicated.


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